

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



February 27, 2002

Garrett L. Stackman
Senior Attorney
American Home Products Corporation
Five Giralda Farms
Madison, NJ 07940

Re: American Home Products Corporation
Incoming letter dated December 21, 2001

Dear Mr. Stackman:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to American Home Products by Chris Rossi. We also have received a letter on the proponent's behalf dated January 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

AMERICAN HOME PRODUCTS CORPORATION

FIVE GIRALDA FARMS, MADISON, NEW JERSEY 07940, (973) 660-5000

December 21, 2001

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549


RECEIVED
DEC 2 6 2001

Re: Proposal Regarding
Stockholder Vote on Poison Pills

Dear Sir or Madam:

American Home Products Corporation (the "Company") has received for inclusion in the proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") a shareholder proposal (the "Proposal") from one proponent (the "Proponent") requesting that the Board of Directors seek shareholder approval prior to adopting any poison pill and to redeem or terminate any pill now in effect. A copy of the Proposal is attached hereto as Annex A. The Company intends to omit the Proposal from its proxy materials for the 2002 Annual Meeting pursuant to Rule 14a-8(i)(3) under the Exchange Act, because the Proposal is contrary to the SEC's proxy rules and regulations.

Rule 14a-8(i)(3) permits exclusion of stockholder proposals if a proposal is contrary to the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits the inclusion of false and misleading statements in proxy solicitation materials. The Company believes that the Proponent makes several assertions in the Proposal which are inaccurate, misleading and/or are made without factual support.

In the second paragraph of the Proposal, the Company believes that the sentence "[t]he poison pill is an important issue for shareholder vote *even if our company does not now have a poison pill* or plan to adopt a poison pill in the future" [emphasis added] is inaccurate and misleading. The Company is not certain whether the Proponent is referring to (or is aware of) the shareholder rights plan which the Company has adopted or if the Proposal relates to some other "poison pill". If the shareholder rights plan is the subject of the Proposal, it is misleading and confusing to include the language "*even if our company does not now have a poison pill* or plan to adopt a poison pill in the future." This language should be omitted.

In addition, the following sentence in the Proposal (including the three items listed) is misleading because it could lead stockholders to believe that adoption of the Proposal could in some way limit the Board of Directors' ability to redeem the current shareholder rights plan and/or adopt a new plan or other "poison pill". Under applicable Delaware law, the Company's state of incorporation, the power to adopt or redeem a shareholders rights plan falls within the discretion of the Board of Directors unless otherwise restricted in the Company's Charter.[1] The Company's Charter does not restrict the Board of Director's ability to adopt (or redeem) a shareholder's rights plan[2] or adopt or enable other defensive strategies which may be referred to as "poison pills". To infer that this power and responsibility would be in some way vested in stockholders relating to the vote on the Proposal is false and misleading and therefore should be omitted.

The paragraph included in the Proposal under the caption "Negative Effects of Poison Pills" includes a reference to a 1986 study of the Securities and Exchange Commission. The Commission may have concluded in 1986 that it believed that certain poison pills may have a negative effect by deterring profitable takeover bids in certain cases. However, the Company believes that this study, although it may have been supportive of the Proponent's position at that time, is now outdated. In fact, the Company and the Company's Board of Directors believe that shareholder's rights plans have substantially evolved since the mid-1980's and further that modern shareholder's rights plans, including the one adopted by the Board of Directors, actually enhance shareholder value in the event of an unsolicited takeover bid. The Company believes that citation is misleading and such reference should be omitted.

In addition, the Company believes that the cii.org website hyperlink (www.cii.org/ciicentral/policies.htm) set forth in the Proposal is not a correct web address and should be omitted.

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2002 Annual Meeting. The Company currently intends to file its definitive proxy materials for the 2002 Annual Meeting on or about March 19, 2002.

A copy of this letter and enclosures is being mailed to the Proponent.

---

[1] *See*, 8 Del, C. § 141(a) (The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors . . .); 8 Del, C. § 157 (authorizes a board of directors to create and issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock, subject to any restraints set forth in certificate of incorporation).

[2] The Company's Restated Certificate of Incorporation does not grant (nor would it be proper to vest) any rights related hereto to issue or redeem capital stock to stockholders.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annexes. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Garrett L. Stackman
Senior Attorney

Encl.

cc: Chris Rossi
John Chevedden

Eileen M. Lach
Corporate Secretary

4 –SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

American Home Products Corporation (AHP)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

In respectful response to the company No Action Request that the company had no obligation to submit. It is believed that the company has the burden of proof according to rule 14a-8.

1) Contrary to what the company seems to expect, a shareholder is usually not able to predict whether the company will or will not have a pill at the time of the annual meeting or the type of pill the company might have at that time.
2) There is no company definition for a key link in the company claim – "modern" pill.
3) Pet company term:
A good-intentioned, yet unsupported company belief based on its pet term "modern" pill does not seem to be a valid contradiction or cancellation of the findings of a formal study by the Securities and Exchange Commission.
4) The company seems to be missing a cornerstone claim that it is legally impossible to change the company charter.
5) The company seems to be missing a cornerstone claim that it is legally impossible for the company charter to allow a shareholder vote on a poison pill.
6) (Fallacy) Powerless board:
The company seems to be missing an essential claim for its conclusion – that the board is completely powerless make its own decision after a shareholder vote.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,



John Chevedden
cc: Chris Rossi
AHP



AMERICAN HOME PRODUCTS CORPORATION

FIVE GIRALDA FARMS, MADISON, NEW JERSEY 07940 (973) 660-6073, FAX (973) 660-7538

Via Federal Express

March 7, 2002

Office of the Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Ms. Jennifer Gurzenski

Re: 2002 Stockholder Proposal regarding Stockholder Approval of Poison Pills – Comments to the Company's Opposing Statement (Incoming Letter dated December 21, 2001)

Ladies and Gentlemen:

American Home Products Corporation (the "Company") has received comments to the Company's opposing statement from Mr. John Chevedden who is representing a Company stockholder (Mr. Chris Rossi, as Custodian for Ms. Vanessa Rossi). I have attached to this letter copies of the Company's opposing statement and Mr. Chevedden's comment letter regarding such opposing statement. The Company's opposing statement was provided to the proponent in compliance with the Securities and Exchange Commission proxy rules.

The Company has considered Mr. Chevedden's comments and respectfully disagrees that the Company's opposing statement in the form submitted to the proponent is false or misleading without amendment. Accordingly, the Company will not be amending its opposing statement.

Respectfully submitted,



Eileen M. Lach

EML:gls
Enclosures

cc: Mr. John Chevedden (w/encl.)
Mr. Chris Rossi (w/encl.)

AHP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies by Airbill
7th Copy for date-stamp return

February 27, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Rule 14a-8 Opposing Statement Changes Needed
To Prevent False and/or Misleading Company Text
AHP

Ladies and Gentlemen:

There has been no company response to the request to make the following changes to prevent false and/or misleading text in the company rule 14a-8 opposing statement.

The following changes are needed in the company opposing text:
Paragraph 3, Line 5:
The plan strengthens the board's ability [Add: under some conditions]

P4–L1:
Validated [Delete: Validated]
A report by Georgeson is not believed to have the legal authority to validate.

P4–L10:
Resulting in higher values for stockholders [Add: under some conditions]

This is to request that the company be contacted to make the above changes.

Sincerely,



John Chevedden
cc: Chris Rossi
Eileen Lach
PH: 973/660-7538
FX: 973/660-6073
"Eileen Lach" <lache@ahp.com>

WYETH'S RESPONSE

THE BOARD OF DIRECTORS AND MANAGEMENT OPPOSE THE FOREGOING PROPOSAL AND RECOMMEND A VOTE AGAINST IT FOR THE FOLLOWING REASONS:

The Board of Directors of the Corporation adopted a stockholder rights plan in October 1999 to protect the Corporation's stockholders in the event of an unsolicited attempt to acquire control of the Corporation. According to a report published by the Investor Responsibility Research Center in 2001, stockholder rights plans similar to the Corporation's plan have been adopted by over 2,000 U.S. companies and a majority of the companies included in the S&P 500 Stock Index, virtually all without stockholder approval which is not legally required. The Board believes that the continuation of the Corporation's rights plan is in the best interest of the Corporation and its stockholders.

The Corporation's rights plan is intended to encourage a potential bidder for the Corporation to negotiate with the Board of Directors prior to any takeover attempt, thereby strengthening the Board's leverage in such negotiations. The plan also allows the Board a greater period of time within which it can properly evaluate an acquisition offer to protect stockholders against unfair offers and abusive tactics during a takeover process.

The Corporation's rights plan is not intended to, and does not, preclude unsolicited, non-abusive offers to acquire the Corporation at a fair price. The terms of the Corporation's plan allow the Board to redeem the rights to permit an acquisition that it determines, in the exercise of its fiduciary duties, reflects the full value of the Corporation and is fair to all stockholders. The plan therefore strengthens the Board's ability to protect and maximize the value of the Corporation for all stockholders.

The economic benefits of a rights plan to stockholders have been validated in several studies. A report published in November 1997 by Georgeson & Company found that companies with stockholder rights plans received $13 billion dollars in additional takeover premiums during the period from 1992 to 1996. The Georgeson study also concluded that (1) premiums paid to acquire target companies with stockholder rights plans were on average eight percentage points higher than premiums paid for target companies that did not have such plans, (2) the presence of a rights plan did not increase the likelihood of the defeat of a hostile takeover bid or the withdrawal of a friendly bid, and (3) the presence of a rights plan did not reduce the likelihood that a company would become a takeover target. This empirical evidence suggests that rights plans achieve their principal objectives: protection against inadequate offers and abusive tactics and increased bargaining power of the Board resulting in higher value for stockholders.

This proposal requires the approval of a majority of the votes, which can be cast by the holders of the shares present and entitled to vote at the Annual Meeting. Because the proposal is only a recommendation, however, its approval would not effectuate the changes it references. Redemption of the existing rights under the plan would require Board action, and implementation of a requirement for stockholder approval of future shareholder rights plans would require either Board action or a stockholder amendment to the Corporation's bylaws.

For the reasons stated above, the Board of Directors and management believe that the proposal is not in the best interest of the Corporation and its stockholders.

ACCORDINGLY, THE BOARD OF DIRECTORS AND MANAGEMENT RECOMMEND A VOTE AGAINST THIS STOCKHOLDER PROPOSAL.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Home Products Corporation
Incoming Letter dated December 21, 2001

The proposal requests that the board of directors of American Home Products "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that American Home Products may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase that begins "even if our company . . ." and ends ". . . pill in the future";
- provide factual support for the specific study and publication date for the sentence that begins "A study by the Securities and Exchange Commission . . ." and ends ". . . outweigh benefits"; and
- revise the reference to "(**www.cii.org/ciicentral/policies.htm**)" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides American Home Products with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if American Home Products omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jennifer Gurzenski
Attorney-Advisor